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                         Filed by The News Corporation Limited
                         Pursuant to Rule 425 under the Securities Act of 1933

                         Subject Company:  General Motors Corporation
                         and Hughes Electronics Corporation
                         Commission File No.:     001-00143


The following is a transcript of certain remarks made by Mr. K. Rupert Murdoch at a conference call held by The News Corporation Limited on August 16, 2001, an audio recording of which has been made available on The News Corporation Limited's website at www.newscorp.com:

"I think I should add something especially about our proposed deal between Sky Global and Hughes, which I mentioned earlier. A lot has been said in the past week about the merits of combining Hughes with our satellite assets versus a Hughes-Echostar combination. As I said, we have no definitive agreement yet, so it has been impossible for us to engage in this debate. So let me break my silence long enough to let you know that much of what you've read and heard has been wildly off the mark. Much of the coverage of the past week has been based on assumptions - assumptions that we are offering Hughes shareholders no premium, few if any synergies, and inferior value. All of these assumptions are dead wrong. On the contrary, the deal under discussion includes a healthy premium as well as synergies no other company can match. Indeed, a merger with Sky Global would create incomparable value for shareholders by incorporating its satellite TV business within the single largest television platform in the world. If talk of our proposed deal were anything more than desperate guesses and phantom debate, it might be noted that Direct Television would fit seamlessly into Sky Global's thriving network of worldwide satellite television platforms, generating massive synergies from the combination of satellite platforms in Latin America and the revenue and cost savings that come from standardizing set top boxes, purchasing programming in bulk, and lowering both churn rates and acquisition costs -- things we've already achieved and continue to achieve at BSkyB in Britain and at our other leading platforms around the world. As an example, I will just tell you that our churn rate at BSkyB has not yet reached 10%, but I know no other platform in the world that has anything less than 16% -- a huge difference in operating costs. It should also be remembered, I think, that the majority of this wealth creation which I refer to will flow directly to Hughes shareholders. It might further be noted that our proposed combination, far from being limited to a North American business, would reach more than 300,000,000 homes worldwide, including 23,000,000 direct-to-home subscribers. The combined operations would occupy not only the leadership position in the US, but in the UK, Asia and Latin America as well. The owners of Hughes will share in this tremendous wealth creation and the combination of all our strengths in distribution, content and technology, and from the earnings strength from the single largest television platform in the world. I wish I were allowed to specify in greater detail the advantages of our proposal: the synergies that can be reliably quantified, the explosive growth that can be expected and the worldwide management expertise we bring to this combination. But I'll have to leave that to when we have an actual deal to discuss. I'd really like to answer all your questions about this, but there'll be another time for it, because at the moment, unfortunately, SEC rules prevent us from saying anything more substantive at this particular time. So thank you very much and I'll pass you back to Dave and Peter and myself, for that matter."
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      STATEMENT REGARDING ADDITIONAL INFORMATION THAT MAY BECOME AVAILABLE

If a transaction is to be proposed to General Motors Corporation (GM) stockholders as a result of the discussions referred to above, related filings will be made with the Securities and Exchange Commission, including one or more Registration Statements on Form S-4, each of which will include a prospectus and a proxy/consent solicitation statement. Because such documents would contain important information about the transaction, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When and if filed with the SEC, they will be available for free at the SEC's website at www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction related documents for free from General Motors, Hughes Electronics Corporation and, as applicable, Sky Global Networks. Such documents are not currently available.

GM and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with any transaction that might be proposed to GM stockholders. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders filed with the SEC and available free of charge at the SEC's website at www.sec.gov. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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